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[LOGO MERRILL LYNCH]                                               NEWS RELEASE
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                                                            24 February 1998


                                   SIEBE plc
                          ----------------------------
                          RECOMMENDED TENDER OFFER FOR
                             WONDERWARE CORPORATION


Siebe plc ("Siebe") has reached agreement with the Board of Directors of Wonderware Corporation (""Wonderware") on the terms of a recommended cash tender offer for Wonderware to be made by Siebe in the US (the "Offer"). The Offer has been unanimously approved by the Board of Directors and has the full support of the Senior Management of Wonderware. Wonderware is a leading supplier of Microsoft Windows-based software applications for the industrial automation market and is quoted on Nasdaq (WNDR).

The Offer:

o  values each Wonderware share at $24.00 (Pounds 14.63) in cash;

o values Wonderware at approximately $375 million (Pounds 228 million), exclusive of $51.5 million (Pounds 31.4 million) net cash balances held by Wonderware);

o represents a premium of 50 per cent, to the closing middle market price of $16.00 (Pounds 9.76) per Wonderware Share on 23 February 1998 (the last business day prior to this announcement);

o represents, on a fully diluted basis, a multiple of 57.8 times Wonderware's earnings before interest and tax (pre exceptional items) for the year ended 31 December 1997 and 66.1 times Wonderware's profits after tax (pre exceptional items) for the year ended 31 December 1997;

o recognises the recent significant strengthening of Wonderware's financial performance and expected strong future performance (Wonderware reported fourth quarter 1997 turnover of $23.7 million (Pounds 14.5 million) and operating profit of $4.2 million (Pounds 2.6 million)); and

o  is to be funded from existing Siebe lines of credit.

Siebe is one of Britain's largest diversified engineering and electronics groups, incorporating over 200 companies and employing over 50,000 people worldwide. The Group designs and manufactures temperature and appliance controls, process automation and control systems, and industrial equipment. Siebe's Control Systems division is a world leader in the commercial building, factory and process automation and systems markets. Leading subsidiaries of Siebe Control Systems include Foxboro, Barber-Colman, Triconex and APV. For the financial year ended 5 April 1997, Siebe reported turnover of Pounds 3,005.3 million with profit before tax of Pounds 424.1 million. For the 6 months ended 30 September 1997, Siebe


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reported turnover of Pounds 1,706.5 million with profit before tax of Pounds
221.7 million. Siebe's current equity capitalisation is Pounds 5.8 billion.

Founded in 1987, Wonderware pioneered Microsoft Windows-based software for developing industrial automation applications. The company's FactorySuite(TM) product line is an integrated suite of easy-to-use software tools for creating any factory application, providing one of the broadest ranges of functionality available on the market today. Based in Irvine, California, Wonderware has regional offices in the U.S., Europe, Latin America and Asia to provide support to its network of nearly 150 distributor offices. For the financial year ended 31 December 1997, Wonderware reported turnover of $82.5 million with profit before tax of $5.9 million ($7.8 million before an exceptional charge of $1.9 million) and net assets of $86.5 million. In the fourth quarter ended 31 December 1997, Wonderware reported turnover of $23.7 million with profit before tax of $4.6 million. The increased level of Wonderware profits in the fourth quarter 1997 in part reflected the expanding market penetration of the FactorySuite(TM) product.

The acquisition of Wonderware will enable Siebe to:

o add to the established achievements of Wonderware's management team by providing access to Siebe's global sales and distribution network and provide Siebe with strong additional cross opportunities for Siebe Control Systems;

o provide Wonderware with additional technological leadership through the provision of Siebe's object driven technology into Wonderware's FactorySuite(TM) product line;

o gain much broader exposure to the small/medium size user of Microsoft Windows-based process and factory controls and systems;

o  extend its leadership in process control systems;

o bring the financial resources and technical marketing strength of Siebe to Wonderware ensuring the continued development and acceptance of Wonderware's products as the industry standard in its market.

It is the strong intention that the current Wonderware management team will continue in their existing roles following the acquisition.

Allen Yurko, Chief Executive of Siebe, said:

"We are excited about the opportunity this acquisition gives Siebe to further expand our Windows NT-based industrial automation software product range. Industrial automation is clearly a core area of focus for Siebe and more recently our significant success at launching the Foxboro I/A(R) system on Microsoft Windows NT was an important strategic milestone. The acquisition of Wonderware and its high growth FactorySuite(TM) software products will clearly complement Siebe's already strong software position in batch and process applications, providing Siebe with the broadest range of both UNIX and Windows NT software for the industrial automation market."

Roy Slavin,  Chairman and Chief Executive of Wonderware, said:

"We're pleased with this transaction and excited by the strategic alliance this represents going forward. Our shareholders will receive a significant premium to Wonderware's current market value. Our customers will benefit from the association with a powerful and experienced global group that is committed to a fully integrated range of industrial

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automation software products. In addition, our employees and distributors will benefit from the opportunities soon to be available across a broader industrial stage."


ENQUIRIES:

SIEBE PLC
Allen Yurko, Chief Executive
Barry Francis, Group Public Relations Director
Telephone: +44 1753 855 411

WONDERWARE CORPORATION
Roy Slavin, Chairman and Chief Executive
Sam Auriemma, Vice President, CFO
Telephone +714 450-7967

MERRILL LYNCH
Philip Yates, Managing Director
Telephone: +44 171 628 1000

COLLEGE HILL - LONDON
Alex Sandberg
Gareth David

Telephone: +44 171 457 2020

TAYLOR RAFFERTY - NEW YORK
Jim Prout
Alison Kirby
Telephone: +212 889-4350

CONFERENCE CALL FOR ANALYSTS AND INSTITUTIONS

A dial-in conference call for analysts and institutions, to be chaired by Allen Yurko, chief executive of Sieve, has been arranged for today at 3.00pm London time and 10.00am New York time. The contact telephone number is 0181 781 0579 in the UK and 0800 857 5752 in the USA.

Merrill Lynch International, which is regulated in the UK by the Securities and Futures Authority Limited, is acting for Siebe and no one else in connection with the Offer and will not be responsible to anyone other than Siebe for providing the protections afforded to its customers or for giving advice in relation to the Offer.



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Note:

1. US Dollar equivalents based on an exchange rate at 23rd February 1998 of $1.64 per Pound Sterling.

2. Offer value based on fully diluted share capital (representing 14.3 million issued shares and 2.2 million options). The Offer value includes net proceeds of $22 million receivable by Wonderware in respect of options exercisable at an average exercise price of $10.02.

3. The Offer will be commenced within 5 business days of this announcement and will be conditional on a majority of Wonderware's shares being tendered by Wonderware shareholders and other customary conditions.

END





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